Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

October 30, 2019
VIA EMAIL AND EDGAR

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:
PIMCO Municipal Income Fund (“PMF”); PIMCO Municipal Income Fund II (“PML”); PIMCO Municipal Income Fund III (“PMX”); PIMCO New York Municipal Income Fund (“PNF”); PIMCO New York Municipal Income Fund II (“PNI”); PIMCO California Municipal Income Fund (“PCQ”); PIMCO California Municipal Income Fund II (“PCK”); and PIMCO California Municipal Income Fund III (“PZC”) (each a “Fund” and, collectively, “PIMCO” or the “Funds”)

Preliminary Proxy Statement filed for each Fund October 15, 2019
Filed by Dryden Capital Fund, LP, a Delaware limited partnership (“Dryden Capital Fund”); Dryden Capital, LLC, a Delaware limited liability company (“Dryden Capital”); Dryden Capital GP, LLC, a Delaware limited liability company and general partner of Dryden Capital Fund (“Dryden Capital GP”); T. Matthew Buffington, Matthew C. Leavitt and Derrick A. Clark.
File Nos.  811-10377, 811-21076, 811-21187, 811-10381, 811-21078, 811-10379, 811-21077, 811-21188
Dear Ms. Dubey:

Thank you for speaking with us telephonically on October 25, 2019 concerning the Staff of the Securities and Exchange Commission’s (the “Staff”) comments with regard to the above-referenced matter (the “Comment Conversation”). We have discussed the Comment Conversation with Dryden Capital Fund, LP and the other participants named in the Proxy Statement (collectively, “Dryden”) as necessary and hereby provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”). To facilitate the Staff’s review, we have reproduced the substance of the Staff’s comments (as we have them in our notes) in italics below, and our responses appear immediately below each comment.

General
1.	Please clarify, in each instance, that Dryden owns 147 of ARPS in the aggregate across the Funds.
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Pages 3 and 6 of the Proxy Statement, where Dryden has revised this statement, in each instance, to read:  “Dryden beneficially owns a total of 147 shares of Auction Rate Preferred Stock, $25,000 liquidation preference per share ~~of each of~~ in the aggregate across the Funds”
2.	Please clarify, in each instance, that the Funds have a preliminary proxy statement on file.
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Pages 4, 7, 13, 16, 21 and 24 of the Proxy Statement, where Dryden has revised each reference to refer to the Funds’ preliminary proxy statement on file.
Cover Letter
3.	Please provide the factual basis for your statement on PDF Page 3 of the Proxy Statement that “PIMCO responded to his election by increasing… ”.(emphasis added)”
Dryden acknowledges the Staff’s comment and directs the Staff to Page 11 of each Funds’ Definitive Proxy Statement for the 2018 Annual Meeting each filed with the Staff on November 2, 2018, where each Fund states:
“In the event that Messrs. Kertess and/or Rappaport are not re-elected by Preferred Shareholders of each Fund, as applicable, the Board of that Fund may increase its size to add one or more non-Preferred Shares Trustee positions, and may determine to appoint Messrs. Kertess and/or Rappaport to fill a vacancy.”
Dryden also directs the Staff to PDF Page 3 of the Proxy Statement, where Dryden has now referenced this statement.
4.	Please provide the factual basis for your statement on PDF Page 3 of the Proxy Statement referencing “PIMCO’s attempts to dilute our collective voice”.
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Pages 3-4 and 12 of the Proxy Statement, where Dryden has revised this statement, in each instance, to read:  “This had the mathematical effect of diluting the voting impact of the Dryden nominee.  Thus, we are asking our fellow Preferred Shareholders to ~~refute~~ counteract PIMCO’s ~~attempts to dilute~~ dilution of our collective voice and elect ~~a~~ an additional trustee to the Boards who will advocate for liquidity for the holders of the ARPS that is similar to the liquidity provided to PIMCO’s peers.”

5.	Please provide the factual basis for your statement on PDF Page 3 of the Proxy Statement referencing “real liquidity.” (emphasis added)”
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Pages 4 and 12 of the Proxy Statement, where Dryden has revised this statement, in each instance, to read:  “Thus, we are asking our fellow Preferred Shareholders to counteract PIMCO’s dilution of our collective voice and elect an additional trustee to the Boards ~~to~~ who will advocate for ~~real~~ liquidity for the holders of the ARPS that is similar to the liquidity provided to PIMCO’s peers.”
6.	Please clarify, that shareholders may revoke an earlier proxy card by sending a later dated proxy card to either Dryden or the Funds.
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Page 4 of the Proxy Statement, where Dryden has included the requested language.
Background to the Solicitation
7.	Please provide basis for the statement made in description of Dryden’s interactions with the Funds on April 17, 2018 that “Management’s responses to our concerns lacked substance.”
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Page 10 of the Proxy Statement, where due to length of time since these interactions and their informal nature, Dryden has elected to delete this reference.
8.	Please provide basis for the statement made in description of Dryden’s interactions with the Funds on July 25, 2018 that “the tender price was below recent prices seen in the secondary market.”
Dryden acknowledges the Staff’s comment and directs the Staff to Appendix A, which summarizes trade prices of the Funds’ ARPS in the second market around July 25, 2018:  This data was sourced from FINRA TRACE.
Dryden also directs the Staff’s attention to PDF Page 10 of the Proxy Statement, which has been revised to clarify that the secondary market prices were recent as of July 2018.
Reasons for the Solicitation
9.	Please clarify that Dryden owns “ARPS” not “shares” of PIMCO.
Dryden acknowledges the Staff’s comment and directs the Staff to PDF Pages 3, 6 and 12 of the Proxy Statement, where Dryden has revised this statement, in each instance, to read:  “Dryden has owned ~~shares of PIMCO~~ ARPS of the Funds continuously since 2016.”

*            *            *

The Staff is invited to contact the undersigned at (212) 880-9865 or Rebecca L. Van Derlaske at (212) 880-9849, with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

Cc:            Rebecca L. Van Derlaske

Attachment

Appendix A

Revised Preliminary Proxy